[ARCH COAL, INC. LETTERHEAD]
May 25, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Karl Hiller, Branch Chief

Re:	Arch Western Resources, LLC
Form 10-K for fiscal year ended December 31, 2005
Filed March 30, 2006
File No. 333-107569-03
Dear Mr. Hiller:
     I am writing this letter on behalf of Arch Western Resources (the “Company”) in response to the comment letter of the Staff of the Commission dated May 12, 2006 regarding the above-referenced periodic report. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. In summary, the Company believes the Staff’s comments with regard to the above-referenced periodic report relate to items that are not material to the understanding of the Company, its business or financial statements. The Company believes that amendments of existing SEC filings should be limited to items that are significant in nature and that could have a meaningful impact on a reasonable investor’s evaluation of the financial results and financial condition of the Company, taken as a whole. Accordingly, the Company does not believe any of the items rise to such level of significance as to warrant an amendment to the Form 10-K previously filed with the SEC. However, in the spirit of enhancing overall financial disclosures, the Company commits to including many of the suggested disclosures in its future Form 10-K and/or Form 10-Q filings, as specifically noted in the following responses.
Form 10-K for the Fiscal Year Ended December 31, 2005
General
1.	Please correct your Commission File Number indicated on the cover of your annual report to be 333-107569-03, rather than 1-13105, which corresponds to your parent company and not to you.
          The Company included the incorrect Commission file number on the cover page due to an administrative oversight. The Company will include the correct file number with all future SEC filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 37
2.	We note that you have not included certain long-term liabilities, such as postretirement benefits, asset retirement, workers’ compensation and other non-current liabilities, in your table of contractual obligations. Item 303(5)(i) of

U.S. Securities and Exchange Commission
May 25, 2006

Regulation S-K requires other long-term liabilities that are reflected on your balance sheet under GAAP to be listed in the table. If you believe the nature of these other long term liabilities differs substantially from those presently shown, you may opt for both quantification and discussion of the excluded items in a narrative adjacent to the table. Further, please include a total column aggregating the obligations in your table.
          The Company proposes to revise the disclosure in its Form 10-Q for the period ending June 30, 2006 and in future Form 10-K filings to include the following disclosure:
     Our consolidated balance sheet reflects a liability of $144.4 million for asset retirement obligations at their fair value. The determination of the fair value of asset retirement obligations involves a number of estimates, as discussed in the section entitled “Critical Accounting Policies” included in our Annual Report on Form 10-K for the year ended December 31, 2005, including the timing of payments to satisfy asset retirement obligations. The timing of payments to satisfy asset retirement obligations is based on numerous factors, including mine closure dates. You should see Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 for more information on our asset retirement obligations.
     The contractual obligations table contained in the section entitled “Contractual Obligations” included in our Annual Report on Form 10-K for the year ended December 31, 2005 also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension and postretirement benefit obligations, for which the timing of payments may vary based on changes in the fair value of plan assets (for pension obligations) and actuarial assumptions, and payments under our self-insured workers' compensation program. You should see the section entitled “Critical Accounting Policies” included in our Annual Report on Form 10-K for the year ended December 31, 2005 for more information about these assumptions. There is no minimum funding requirement for our pension plans in 2006. You should see Notes 10 and 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 for more information about the amounts we have recorded for workers' compensation and pension and postretirement benefit obligations.
          The Company plans to include a total column in any contractual obligations table contained in future Form 10-K and/or Form 10-Q filings.
Financial Statements
Statements of Cash Flows, page F-5
3.	We note that you have recorded a cash outflow of $108,600,000 for capital expenditures in the investing section of your statement of cash flows. Please tell us how this amount reconciles to the changes depicted in the related line items on your balance sheet.
Attached as Exhibit A to this letter is a schedule of changes in net plant, property and equipment.
Note 18 – Cash Flow, page F-18
4.	We note that you report increases in receivables from Arch Coal, Inc. within the line item ‘Changes in operating assets and liabilities’ in calculating the cash provided by or used in operating activities in your Statements of Cash Flows. However, in discussing the increase in cash provided by operating activities in 2005 on page 36, you identify as a factor in this increase, “...the significant increase in our receivable from Arch Coal in 2004 which resulted from the borrowings that we made in 2004 that were loaned to Arch Coal.” While the logic in your attribution is unclear, given this disclosure, coupled with that of your loans to Arch Coal on pages 37 and F-16, clarifying that this receivable is interest bearing and payable on demand, we would expect to see these transactions classified as investing activities in your Statements of Cash Flows in accordance with paragraph 17(a) of SFAS 95. Accordingly, please amend your financial statements to comply with this guidance or explain to us why you believe it does not apply to you.
          During the first quarter of 2006, the Company revised the manner in which it reports changes in the net receivable from Arch Coal in its Consolidated Statement of Cash Flows to reflect such changes as

U.S. Securities and Exchange Commission
May 25, 2006

investing activities. Please see page 3 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2006. Also, the Company has described in Note 1 to the Condensed Consolidated Financial Statements included in its Quarterly Report on Form 10-Q for the period ended March 31, 2006 the reason for the change and the impact on the Company’s consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003. The Company plans to reflect this change in all future filings and to revise prior period information to conform to this presentation.
5.	We note that you have recorded prepaid royalties as cash flows from investing activities on your Statements of Cash Flows which, we understand from your disclosure in Note 2 on page F-8, are attributed to the rights to leased coal lands recoupable against your production. It is unclear why you have characterized this transaction as cash flows used in investing activities since changes in prepaid assets on the balance sheet and amounts expensed to cost of sales would ordinarily be reflected in operating cash flows. Please tell us why you believe these payments should be considered acquisitions of property; describe the mechanism by which such payments are recouped, and identify the particular characteristics you believe differentiate these arrangements from typical royalty payments that should be reported as operating cash flows. Further, for each year presented, tell us how much of the prepaid assets recorded were subsequently expensed in the same period.
          Advance mining royalties are payments for mineral rights that are similar to leased coal interests in that they establish control over specified coal reserve areas. These advance royalties are not refundable if not recouped through production, which distinguishes them from production royalties that are due as mining occurs. Additionally, EITF Issue No. 04-2 defines mineral rights as tangible productive assets. Paragraph 17c of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, states that payments to acquire productive assets should be included in cash outflows from investing activities. The Company has historically recorded these advance payments as prepaid assets. As mining occurs on these properties and the royalties are recouped, the asset is amortized on a units of production basis and the amortization is charged to cost of sales and reflected as an adjustment in reconciling net income to cash flows from operating activities in the statement of cash flows. The Company believes this treatment of advance royalties in the statement of cash flows is consistent with others in the Company’s industry.
          During 2005, 2004 and 2003, the Company made prepaid royalty payments of $12.8 million, $14.6 million and $12.7 million, respectively, and recouped $12.7 million, $10.1 million and $10.0 million, respectively, of previously-recorded prepaid royalties.
Engineering Comments
Properties, page 27
6.	In your “Our Reserves” section, you indicate that your most recent third party review of your reserve estimates was conducted by Weir International Mining Consultants in February 2006. Please provide our engineer with a copy of this report. If it is available in pdf format, please provide it on a disk.

The Company has supplementally provided Mr. Baer the information requested by the Staff.

          In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 25, 2006

     If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of these filings, please contact Robert J. Messey at (314) 994-2930 or me at your earliest convenience.

Sincerely, /s/ Gregory A. Billhartz Gregory A. Billhartz

cc:	Robert J. Messey

Craig Desnoyer
Ernst & Young LLP

Tracie Towner
Roger Baer
U.S. Securities and Exchange Commission

Exhibit A
Arch Western Resources LLC
Rollforward of Plant, Property and Equipment, net
Year ended 12/31/05

							Revisions to
	Balance	Capital			NBV of		ARO		Other/Non-	Balance
	12/31/04	Expenditures	DDA		Disposals		Estimates		Cash	12/31/05

Plant, Property and Equipment	$1,771,417	$108,600	$—		$(60,890)		$(2,472)	3)	$(933)	$1,815,722

Accumulated Depreciation,
Depletion and Amortization	669,743	—	108,842		(31,019)		—		(3)	747,563

	$1,101,674	$108,600	$(108,842)		$(29,871)		$(2,472)		$(930)	$1,068,159

Reconciliation to amounts in statement of cash flows:		$(108,600)	$108,842		$29,871
Sales Contract Amortization			(10,495)	1)
Deferral of gain on sale					7,000	2)
Book value of inventory sold included in proceeds					472
Other					(113)

Amount reflected in statement of cash flows		$(108,600)	$98,347	A	$37,230

Proceeds from sales of assets					81,755
Gain on disposal on statement of cash flows					(44,525)

Net amount reflected in statement of cash flow					$37,230	A

1)	Represents amortization of sales contract acquisition costs included in Depreciation, depletion and amortization in the statement of cash flows. See Note 2 to the Consolidated Financial Statements for further description of sales contract amortization

2)	Represents the deferral of gain on the sale and leaseback of certain facilities. See Note 5 to the Consolidated Financial Statements for further description.

3)	Represents the adjustments to capitalized asset retirement cost resulting from revisions in estimates. See Note 13 to the Consolidated Financial Statements for further description. Differences between the amount of adjustment to the liability for asset retirement obligations and the asset retirement cost result from obligations that are not associated with operating properties.